P&O

Established 1837

Company Secretariat
The Peninsular and Oriental Steam Navigation Company
78 Pall Mall
London SW1Y 5EH

Telephone +44 (0)20 7930 4343
Facsimile +44 (0)20 7839 9338
Email secretariat@pogroup.com
www.pogroup.com

Head Office 79 Pall Mall, London SW1Y 5EJ England

Incorporated by Royal Charter with limited liability
Company number Z73

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6), 450 Fifth Street
Washington
D.C. 20549
USA

31 Decemb



82-2083

Dear Sirs

P&O EXCEEDS £350 MILLION NET PROPERTY SALES IN 2004 WITH SALE OF ATLANTA, US PORTFOLIO

I enclose a copy of a press release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

Sylvia Freeman

Sylvia Freeman
Company Secretariat

enc

dlw 1/26

News Release

31 December 2004

P&O EXCEEDS £350 MILLION NET PROPERTY SALES IN 2004 WITH SALE OF ATLANTA, US PORTFOLIO

P&O announces the sale of its entire property portfolio in Atlanta, US for total proceeds of US$93 million (£48 million) in four separate transactions.

P&O will report a profit over book value of approximately US$20 million (£10 million) from the transactions and the proceeds will be used to reduce Group net debt. This is part of P&O's ongoing strategy of realising value from its property portfolio and focusing on its high growth ports business.

As a result of this announcement and the recent sale of the La Manga Club resort, P&O's net property sales for 2004 exceed £350 million.

Further Information: Victoria Moth, Corporate Communications Manager
Tel: +44 (0)20 7321 4593

Andrew Lincoln, Manager, Investor Relations and Strategy
Tel: + 44 (0)20 7321 4490

Notes to editors:

1. P&O's property portfolio in Atlanta is held by a wholly owned subsidiary, Technology Park Atlanta. The portfolio comprises 759 acres of development land held in four business parks and 390,700 square feet of office space. The developments provide mid and low rise campus style property in parkland settings for a range of commercial, residential and retail uses including technology, scientific research, medical and business services.

2. The office space is being sold to AEW Capital Management, LP, a real estate advisory firm and to Professional Office Partners IV, LLC. The development land is being sold to Atlantic Realty and to the local management team.